BlackRock Funds II
BlackRock Multi-Asset Income Portfolio
(the "Portfolio")

77D(a)

Policies with respect to security investments

Effective November 28, 2017, the following non-fundamental investment restriction was added to the Portfolio:

      Under its non-fundamental investment restrictions, which may be changed by the Board of Trustees without shareholder approval, the Portfolio may not:

      (a) Purchase securities of other investment companies, except to the extent permitted by the Investment Company Act. As a matter of policy, however, the Portfolio will not purchase shares of any registered open-end investment company or registered unit investment trust, in reliance on Section 12(d)(1)(F) or (G) (the "fund of funds" provisions) of the Investment Company Act, at any time the Portfolio has knowledge that its shares are purchased by another investment company investor in reliance on the provisions of subparagraph (G) of Section 12(d)(1).

23994649.2